C. Patrick Gadson	pgadson@velaw.com
Tel 212.237.0198	Fax 917.849.5386

April 19, 2023

VIA ELECTRONIC MAIL AND EDGAR FILING

David Plattner

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmeriServ Financial, Inc.

PREC14A filed April 6, 2023

File No. 000-11204

Dear Mr. Plattner:

Set forth below are the responses on behalf of AmeriServ Financial, Inc. (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on April 14, 2023, with respect to the Company’s preliminary proxy statement, File No. 000-11204, filed with the Commission on April 6, 2023 (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Substantially concurrently with the submission of this letter the Company is also submitting Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) on EDGAR. Unless otherwise specified, all capitalized terms used but not defined herein have the same meaning as in the Preliminary Proxy Statement.

PREC14A filed April 6, 2023

General

1.	The proxy card does not appear to provide any instructions or guidance with respect to cumulative voting, nor any space in which a shareholder can indicate its own instructions or preferences with respect to how it would like its votes to be divided among the various director nominees. Please revise, or advise.

RESPONSE: We acknowledge the Staff’s comment and have revised the form of proxy card in the Amended Preliminary Proxy Statement to provide instructions with respect to cumulative voting, including a space on the form of proxy card in which a shareholder can indicate its own instructions or preferences with respect to how it would like its votes to be divided among the various director nominees.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission April 19, 2023 Page 2

2.	Please disclose additional detail regarding the Board’s reasons for rejecting the Purported Nomination Notice, including, in particular, the fact that the Board determined that Mr. Cooper's nomination “does not comply with AmeriServ’s interlocks bylaw that prohibits Board members and nominees to the Board from, among other things, concurrent directorships with other depository institutions,” as was disclosed in a press release issued by the Company and attached as an exhibit to a March 15 Form 8-K filed by the Company, and regarding which the Company’s counsel disclosed additional detail in a letter sent to Mr. Cooper’s counsel, which letter was also attached as an exhibit to the same March 15 Form 8-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see the Letter to Shareholders, the Notice of 2023 Annual Meeting of Shareholders and pages 3 and 7 of the Amended Preliminary Proxy Statement.

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Securities and Exchange Commission April 19, 2023 Page 3

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Lawrence S. Elbaum (lelbaum@velaw.com)

David W. Swartz (david.swartz@stevenslee.com)